Kenloc, Inc.

510 Shannon Way #2306

Redwood City, CA 94065

May 9, 2019

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for Kenloc, Inc. Registration Statement Filed on Form S-1 (File No. 333-230996 )

Ladies and Gentlemen:

Pursuant to Rule 461, Kenloc, Inc., a Nevada corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-230996), as amended (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern Standard Time on May 10, 2019, or as soon as practicable thereafter. In connection with this request, we hereby acknowledge that:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

We request that our counsel, Gerald Lau, be notified of such effectiveness by a telephone call at (650) 434-3529. We also request that a copy of the written order from the Commission verifying the effective time and date of the Registration statement be sent to Mr. Lau via facsimile at (650) 4434-5688 or by email to gerald@prudentialaw.com.

Sincerely,

Kenloc, Inc.

/s/ Lucas Wu Yu

Lucas Wu Yu, CEO